[Letterhead of WLR&K]




                                 August 25, 2005




VIA EDGAR

Michele Anderson, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

RE:      NEXTEL PARTNERS, INC.
         REVISED PRELIMINARY SCHEDULE 14A; FILE NO. 0-29633
         FILED AUGUST 1, 2005

Dear Ms. Anderson:

                   Set forth below on behalf of Nextel Partners, Inc. ("Nextel Partners") are responses to the comments of the Staff of the Division of Corporation Finance which were set forth in your letter dated August 18, 2005 regarding Nextel Partners' Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"). In connection with this letter responding to the Staff's comments, we are filing electronically Amendment No. 2 to the Proxy Statement, and we have enclosed a copy of such Amendment No. 2 marked to show changes from the Proxy Statement as filed on August 1, 2005. Nextel Partners has authorized us to make this filing and these statements on its behalf.


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Securities and Exchange Commission
August 25, 2005
Page 2


                  The Staff's comments, indicated in bold, are followed by responses on behalf of Nextel Partners. Page references in this letter are to the redlined hard copy of the filing.

SCHEDULE 14A

GENERAL


1.    COMMENT:        WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT THREE. PLEASE
                      TELL US WHETHER DELAWARE STATE LAW PERMITS THE CLASS A
                      STOCKHOLDERS' CONSIDERATION AND EXERCISE OF THE PUT RIGHT
                      AS CURRENTLY PRESENTED IN THE PROXY STATEMENT. IN YOUR
                      RESPONSE, PLEASE CONSIDER THE DEGREE OF UNCERTAINTY
                      REGARDING WHEN AND HOW FAIR MARKET VALUE WILL BE
                      DETERMINED AND THE ABSENCE OF RESOLICITATION OF
                      STOCKHOLDER APPROVAL ONCE FAIR MARKET VALUE IS DETERMINED
                      OR IN THE EVENT THE FAIR MARKET VALUE IS DETERMINED TO BE
                      OUTSIDE OF THE RANGE OF CHALLENGE FLOOR AND CEILING PRICES
                      YOU HAVE ESTIMATED IN THE PROXY STATEMENT.

                  RESPONSE

                  We draw the Staff's attention to Sections 102(d) and 151 of the Delaware General Corporation law which allow for terms of securities to be made dependent upon facts ascertainable outside the certificate of incorporation, INCLUDING A DETERMINATION OR ACTION BY ANY PERSON OR BODY. These Sections provide in relevant part:

     "The term 'facts,' as used in this subsection, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation."

                  We have discussed with Richards, Layton & Finger, Delaware counsel to the Company, the comment raised by the Staff. Richards, Layton & Finger has advised us that notwithstanding the "uncertainty," referenced in the Staff's comment, "regarding when and how fair market value will be determined and the absence of resolicitation of stockholder approval once fair market value is determined or in the event the fair market value is determined to be outside of the range of challenge floor and ceiling prices," the Certificate provision providing for holders of Class A common stock to vote on whether to exercise the Put Right is a permissible provision for inclusion in a certificate of incorporation under the Delaware General Corporation Law. Although we note that we are not admitted to practice in the State of Delaware, based on the foregoing and after consultation with Richards, Layton & Finger, we concur in this view.

2.    COMMENT:        WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT FOUR. IT
                      APPEARS THAT NEXTEL WIP/NEXTEL COMMUNICATIONS IS AN
                      AFFILIATE OF THE COMPANY. TO THE EXTENT THAT AN EXEMPTION
                      IS NOT AVAILABLE, AN AFFILIATE ENGAGED IN A GOING-PRIVATE
                      TRANSACTION MUST COMPLY WITH THE FILING, DISCLOSURE, AND
                      DISSEMINATION REQUIREMENTS OF RULE L3E-3 AND SCHEDULE
                      13E-3.


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Securities and Exchange Commission
August 25, 2005
Page 3


                      THEREFORE, PLEASE PROVIDE US WITH FURTHER ANALYSIS REGARDING NEXTEL WIP/NEXTEL COMMUNICATIONS' ENGAGEMENT THROUGHOUT THE GOING-PRIVATE TRANSACTION. FOR EXAMPLE, DISCUSS THE DEGREE OF NEXTEL WIP/NEXTEL COMMUNICATIONS' CONTROL AS TO TIMING AND THE AMOUNT OF PUT CONSIDERATION AS WELL AS ACCESS TO RELEVANT NEXTEL PARTNERS' INFORMATION OVER VARIOUS STAGES OF THE TRANSACTION RELATIVE TO THE DEGREE OF CONTROL AND ACCESS AFFORDED TO THE CLASS A STOCKHOLDERS. FURTHER, IT IS UNCLEAR WHETHER THE TERMS OF THE PUT OPTION FIT WITHIN THE EXEMPTION PROVIDED BY RULE 13E-3(G)(4). PLEASE EXPAND YOUR ANALYSIS IN THIS REGARD, ADDRESSING BOTH THE PURCHASE AND REDEMPTION PAYMENT OPTIONS.

      RESPONSE

                  With regard to the first part of the Comment, as described in the Proxy Statement, the amount of the put consideration will be determined pursuant to an appraisal process, and possible challenge process, that is mandated by Nextel Partners' Certificate of Incorporation. Under the Certificate, Nextel Communications will select one appraiser and, if it becomes relevant, one member of the tribunal selected to hear a challenge. Its right to do so is strictly a result of the provisions of the Certificate and has nothing to do with its status as a shareholder or its right to designate one member of the Nextel Partners Board of Directors. In addition, as described in the Proxy Statement, Nextel Communications has some ability in certain respects to affect the timing of the Put process and closing of the transaction by adjusting its level of cooperation with Nextel Partners and by making elections that may affect the timing of the selection of appraisers, a decision to invoke the challenge process or otherwise. To the extent Nextel Communications has this ability, it is as a result of the provisions of Nextel Partners' Certificate of Incorporation and the contractual relationship between the two companies, not as a result of Nextel Communications' status as a shareholder or its right to designate a member of the Nextel Partners Board.

                  All decisions to be made by Nextel Partners regarding the put process under Nextel Partners' Certificate or the relevant contracts have been delegated to the Special Committee of Nextel Partners' Board of Directors, which excludes Nextel Communications' designee on the Board, and neither Nextel Communications nor such designee is involved in any way in the decisions and actions taken by Nextel Partners in connection with the put process. In addition, neither Nextel Communications or its designee on the Board has access to the information provided to the Special Committee with respect to the put process, except to the extent disclosed to all shareholders. Under the Certificate, the appraisers (and, if applicable, tribunal members) selected by each party and the appraiser (and, if applicable, the tribunal member) jointly selected by the first two appraisers (or by the first two tribunal members) will have access to the information necessary to their appraisals (or challenge determination). Nextel Communications' designee on the Nextel Partners Board does receive, in the ordinary course, general information about Nextel Partners that is provided to the entire Board. This does not include specific information on the put process, which is limited to the Special Committee.


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Securities and Exchange Commission
August 25, 2005
Page 4


                  Based on these arrangements and the obvious arm's-length, adversarial relationship between Nextel Communications and Nextel Partners - as reflected in the commencement of legal proceedings by Nextel Partners against Nextel Communications and other disputes between the parties relating to the put process - we believe it is indisputable that each of Nextel Partners and Nextel Communications is a vigorous independent actor and that Nextel Partners is not in any manner acting under the control of Nextel Communications.

                  With regard to the second part of the Comment, Rule 13(e)-3(g)(4) provides an exemption for:

          Redemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instruments(s) creating or governing that class of equity securities.

                  Under the Certificate, once Fair Market Value is determined there are two alternate mechanisms by which Nextel WIP may complete the acquisition of shares of Class A common stock at that price - a redemption mechanism described in Section 5.4 of the Certificate and a purchase mechanism described in Section 5.3 of the Certificate. Nextel WIP has the option to select which mechanism to use. We describe these under "Proposal One - Exercise of the Put Right - Payment of the Purchase Price." The full text of these Sections is set forth as part of Annex 1 to the Proxy Statement.

                  If Nextel WIP elects the redemption alternative, it must deposit the full amount of the put consideration with a Payment Agent to pay, on Nextel WIP's behalf, the Put price for the shares of Class A common stock to be acquired. The put consideration will be deposited with the Payment Agent in trust for the benefit of the record holders. As of the redemption date, the only right the holders of Class A common stock will have is to receive the put consideration. If this alternative is used, the requirements of Rule 13(e)-3(g)(4) are clearly met, as the put will be effected as a redemption of an equity security (the Class A common stock) by the issuer pursuant to a specific charter provision.

                  Under the purchase alternative, the procedures for payment and the economic effect on shareholders are virtually identical to the redemption alternative. As with the redemption alternative, Nextel WIP must deposit the full amount of the put consideration with a Payment Agent to pay, on Nextel WIP's behalf, the put price for the shares of Class A common stock to be acquired. As with the redemption alternative, the put consideration will be deposited with the Payment Agent in trust for the benefit of the record holders. The only difference is that Nextel WIP must also provide the Payment Agent with irrevocable instructions to pay the put price when shareholders surrender certificates representing their shares of Class A common stock.

                  We submit that the "purchase" alternative is the functional equivalent of the redemption alternative and, therefore, should qualify for the same exemption under Rule 13(e)-3(g)(4). Under either scenario, Nextel WIP must deposit the same amount of consideration. Under either scenario, the same price will be paid for the shares. At the conclusion of either


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Securities and Exchange Commission
August 25, 2005
Page 5


scenario, Nextel WIP will own 100% of the common stock of Nextel Partners. Given that the economic impact of the two scenarios is identical and the procedures under each scenario are virtually identical, the ability of Nextel WIP to elect to use the purchase alternative rather than the redemption alternative should not eliminate the availability of the exemption provided by Rule 13e-3(g)(4).

3.    COMMENT:        PLEASE DISCLOSE THROUGHOUT THE PROXY STATEMENT THAT IT IS
                      UNCLEAR WHETHER NEXTEL WIP'S ABILITY TO PAY FOR CLASS A
                      COMMON SHARES IN SHARES OF "LISTED NEXTEL COMMON STOCK"
                      COULD INCLUDE PAYMENT IN SHARES OF SPRINT-NEXTEL COMMON
                      STOCK.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See the Letter to Shareholders and pages 2, 3, 23, 44, 45 and 62.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND PROPOSALS, PAGE 1

IF I DON'T LIKE THE PRICE SET BY THE APPRAISAL PROCESS.... PAGE 3

4.    COMMENT:        WE NOTE YOUR STATEMENT THAT "[A]LL HOLDERS WILL BE
                      REQUIRED TO SELL THEIR SHARES AT THE PRICE DETERMINED IN
                      THE APPRAISAL PROCESS ... EVEN IF THE APPRAISAL PROCESS
                      WERE TO RESULT IN A PRICE THAT YOU DO NOT BELIEVE REFLECTS
                      THE VALUE OF YOUR SHARES." PLEASE BRIEFLY DISCLOSE THAT A
                      CHALLENGE PROCESS IS AVAILABLE TO STOCKHOLDERS THAT
                      DISAGREE WITH THE FAIR MARKET VALUE DETERMINED IN THE
                      APPRAISAL PROCESS.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See pages 2-3.

WHEN CAN NEXTEL WIP OR HOLDERS OF CLASS A COMMON STOCK CHALLENGE.... PAGE 4

5.    COMMENT:        PLEASE STATE HERE YOUR ESTIMATES OF THE CHALLENGE CEILING
                      PRICE AND THE CHALLENGE FLOOR PRICE, RATHER THAN RELY ON
                      THE CROSS-REFERENCE. FURTHERMORE, SINCE THE DATE OF THE
                      "UNAFFECTED" PUBLIC MARKET STOCK PRICE IS UNCLEAR, PLEASE
                      DELETE YOUR REFERENCES AND COMPARISONS TO THE CURRENT
                      MARKET PRICE OF YOUR CLASS A COMMON STOCK.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See pages 4-5 and pages 24-25.

SUMMARY, PAGE 8

GENERAL

6.    COMMENT:        WE NOTE YOUR DISCLAIMER OF RESPONSIBILITY FOR INFORMATION
                      CONTAINED IN YOUR PROXY STATEMENT THAT HAS BEEN FURNISHED
                      BY OR EXTRACTED FROM


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Securities and Exchange Commission
August 25, 2005
Page 6


                      SPRINT'S AND NEXTEL COMMUNICATIONS' FILINGS WITH THE COMMISSION. WHILE YOU MAY INCLUDE APPROPRIATE LANGUAGE ABOUT THE LIMITS ON THE RELIABILITY OF THE INFORMATION, YOU MAY NOT DISCLAIM RESPONSIBILITY FOR ITS ACCURACY. REVISE ACCORDINGLY.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 8.

PROPOSAL ONE: EXERCISE OF THE PUT RIGHT, PAGE 9

ANALYSIS OF NEXTEL PARTNERS' FINANCIAL ADVISOR, PAGE 10

7.    COMMENT:        WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 17 CONCERNING
                      DISCLOSURE OF MORGAN STANLEY'S FEE UPON CONSUMMATION OF
                      THE SALE OF CLASS A COMMON STOCK. WE CONTINUE TO BELIEVE
                      INVESTORS SHOULD KNOW UPFRONT THAT MORGAN STANLEY HAS A
                      PARTICULAR INTEREST IN THE OUTCOME OF THE HOLDERS' VOTE
                      AND THE PRICE PER SHARE THAT IS RECEIVED BY CLASS A COMMON
                      STOCKHOLDERS. PLEASE REVISE YOUR DISCLOSURE.

      RESPONSE

                  The Company believes that disclosure of the specific per share price thresholds would place it at a competitive and strategic disadvantage in the Put Right appraisal process. The Proxy Statement has been revised in response to the Comment to state explicitly that Morgan Stanley has an interest in the outcome of the vote and the price per share that is received. See page 54.

REGULATORY MATTERS, PAGE 11

8.    COMMENT:        PLEASE BRIEFLY DISCLOSE THAT YOU DO NOT HAVE CONTROL OVER
                      OR KNOW WHEN NEXTEL WIP AND NEXTEL COMMUNICATIONS WILL
                      MAKE THE APPROPRIATE REGULATORY FILINGS.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 12.

RECENT DEVELOPMENTS, PAGE 19

9.    COMMENT:        RATHER THAN RELY SOLELY ON THE CROSS-REFERENCE TO A LATER
                      DISCUSSION IN YOUR PROXY STATEMENT, PLEASE BRIEFLY STATE
                      THE NATURE OF YOUR DISPUTE WITH SPRINT-NEXTEL
                      COMMUNICATIONS AND ITS STATUS.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 19.


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Securities and Exchange Commission
August 25, 2005
Page 7


RISK FACTORS, PAGE 20

AT THE TIME YOU VOTE TO EXERCISE ... WHETHER YOU WILL RECEIVE CASH.... PAGE 23

10.   COMMENT:        WE NOTE YOUR REVISIONS HERE AND ON PAGE 45 THAT YOU DO NOT
                      KNOW WHETHER NEXTEL WIP WILL BE ABLE TO USE SHARES OF
                      COMMON STOCK TO SATISFY ITS PUT RIGHT OBLIGATION.
                      GENERALLY NOTE HERE THE ISSUES THAT COULD CAUSE IT TO NOT
                      BE ABLE TO PAY WITH COMMON STOCK. FOR EXAMPLE, INDICATE
                      THE POSSIBILITY THAT NEXTEL WIP/NEXTEL COMMUNICATIONS
                      WOULD HAVE TO FILE A REGISTRATION STATEMENT PRIOR TO THE
                      SPECIAL MEETING IN ORDER TO RETAIN ITS OPTION TO ADDRESS
                      THE PUT RIGHT EXERCISE BY PAYING WITH STOCK.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 23.

IF THE STOCKHOLDERS DO NOT EXERCISE THE PUT RIGHT ... CONTROL PREMIUM....
PAGE 26

11.   COMMENT:        PLEASE REVISE SO THAT YOUR DISCUSSION OF THE RISKS
                      RELATING TO INVESTORS' FAILURE TO EXERCISE THE PUT RIGHT
                      IS NOT FOCUSED ON ONLY THE POSSIBLE LOSS OF A CONTROL
                      PREMIUM AMONG THE SIGNIFICANT CONSIDERATIONS THAT COMPRISE
                      FAIR MARKET VALUE.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 26.

THE RISKS OUR COMPANY FACES ... WITH THE SPRINT-NEXTEL COMMUNICATIONS MERGER, PAGE 27

12.   COMMENT:        PLEASE BRIEFLY DESCRIBE THE MOST SIGNIFICANT "NEW
                      CHALLENGES AND UNCERTAINTIES" CREATED BY THE MERGER THAT
                      WILL INCREASE OVER TIME AND WHY THE INCREASE POSES A RISK
                      TO YOUR INVESTORS.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 26.

PROPOSAL ONE--EXERCISE OF THE PUT RIGHT, PAGE 35

BACKGROUND, PAGE 35

13.   COMMENT:        WE NOTE THAT YOU HAVE RECENTLY RETAINED EVERCORE FINANCIAL
                      ADVISORS L.L.C. AS AN ADDITIONAL FINANCIAL ADVISOR IN
                      CONNECTION WITH THE PUT RIGHT. TO THE EXTENT APPLICABLE,
                      PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 1015(B) OF
                      REGULATION M-A REGARDING ANY REPORT, OPINION OR APPRAISAL
                      PROVIDED BY EVERCORE FINANCIAL ADVISORS.


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Securities and Exchange Commission
August 25, 2005
Page 8


      RESPONSE We supplementally advise the Staff that Evercore Financial Advisors has not presented any report, opinion or appraisal to the Special Committee.

THE PUT RIGHT, PAGE 38

14.   COMMENT:        PLEASE REVISE TO ADDRESS IN MORE DETAIL THE FACTORS THAT
                      COMPRISE FAIR MARKET VALUE. IN THIS REGARD, PLEASE
                      HIGHLIGHT ANY MATERIAL UNCERTAINTIES AND DIFFERING
                      INTERPRETATIONS THAT MAY RESULT FROM THE FACTORS LISTED IN
                      THE DEFINITION. FOR EXAMPLE, WE NOTE THAT THE DEFINITION
                      TAKES INTO ACCOUNT THE TRADING ACTIVITY AND HISTORY OF
                      YOUR COMMON STOCK AND THE MOST RECENT "UNAFFECTED" PUBLIC
                      MARKET STOCK PRICE. PLEASE HIGHLIGHT THAT THERE IS NO
                      GUIDANCE ON WHAT "UNAFFECTED" MEANS AND THAT THE
                      APPRAISERS ARE LEFT TO INTERPRET THE DATE TO USE FOR
                      DETERMINING THE MOST RECENT "UNAFFECTED" PUBLIC STOCK
                      MARKET PRICE. THEREFORE, THE DATE CHOSEN BY EACH APPRAISER
                      MAY DIFFER AND THE RESULTING PUBLIC STOCK MARKET PRICE
                      USED TO DETERMINE FAIR MARKET VALUE MAY VARY WIDELY. THIS
                      IS JUST ONE EXAMPLE. PLEASE REVISE TO EXPAND YOUR
                      DISCUSSION OF THE DEFINITION OF FAIR MARKET VALUE.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See pages 38-39.

15.   COMMENT:        PLEASE SEND US A COPY OF THE AGREEMENT SPECIFYING
                      OBLIGATIONS AND LIMITING LIABILITY OF, AND RECOURSE TO,
                      NEXTEL COMMUNICATIONS THAT YOU MENTION ON PAGE 44.

      RESPONSE        A copy of that Agreement is enclosed herewith.

RECOMMENDATION OF THE SPECIAL COMMITTEE, PAGE 46

16.   COMMENT:        SINCE THE SPECIAL COMMITTEE IS MAKING A CURRENT
                      RECOMMENDATION THAT SHAREHOLDERS VOTE TO APPROVE THE
                      EXERCISE OF THE PUT, PLEASE CLARIFY WHETHER THE SPECIAL
                      COMMITTEE CONTINUES TO BELIEVE THAT THE EXERCISE OF THE
                      PUT RIGHT IS IN THE BEST INTERESTS OF CLASS A COMMON
                      STOCKHOLDERS.

      RESPONSE We supplementally advise the Staff that the Special Committee has not met to consider any change to its recommendation since the date of the Special Committee meeting referred to in the Proxy Statement. Nextel Partners plans to ask the Special Committee to ratify its recommendation prior to mailing the Proxy Statement.

17.   COMMENT:        WE NOTE YOUR STATEMENT IN THE SECOND BULLETED POINT ON
                      PAGE 46 THAT THE SPECIAL COMMITTEE BELIEVES THE APPRAISAL
                      PROCESS, AND FAIR MARKET VALUE DEFINITION, "IS LIKELY TO
                      CAPTURE FOR HOLDERS... THE VALUE OF THEIR INVESTMENT IN
                      [Y]OUR COMPANY." PLEASE DESCRIBE IN MORE DETAIL HERE


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Securities and Exchange Commission
August 25, 2005
Page 9


                      HOW THE SPECIAL COMMITTEE REACHED THIS VIEW AND HOW IT CONSIDERED ANY REASONABLE POSSIBILITIES IN INTERPRETATION OF THE FACTORS THAT COMPRISE THE FAIR MARKET VALUE DEFINITION, AND WHAT THOSE POSSIBILITIES WERE. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 49 THAT "MORGAN STANLEY ALSO OUTLINED POTENTIAL ALTERNATIVE APPROACHES TO VALUATION THAT COULD BE TAKEN BY THE APPRAISERS SELECTED BY EACH OF NEXTEL WIP AND NEXTEL PARTNERS IN DETERMINING FAIR MARKET VALUE."

      RESPONSE The Proxy Statement has been revised in response to the Comment. See pages 46-47.

18.   COMMENT:        WE NOTE YOUR STATEMENT IN THE THIRD BULLET POINT THAT THE
                      SPECIAL COMMITTEE CONSIDERED THE REPORT OF MORGAN STANLEY,
                      "INCLUDING THE IMPLICATIONS OF THE ANALYSES SET FORTH IN
                      THAT REPORT AS TO THE APPROACH AN APPRAISER MIGHT TAKE IN
                      THE DETERMINATION OF FAIR MARKET VALUE?" PLEASE HIGHLIGHT
                      WHAT APPROACH IS IMPLIED BY MORGAN STANLEY'S REPORT.

      RESPONSE        The language has been deleted in response to the comment.
                      See page 47.

ANALYSIS OF FINANCIAL ADVISOR, PAGE 49

19.   COMMENT:        PLEASE INDICATE WHY MORGAN STANLEY EMPHASIZED A CONTROL
                      PREMIUMS ANALYSIS RATHER THAN OTHER KINDS OF ANALYSES IN
                      ADVISING THE SPECIAL COMMITTEE. IN ADDITION, SO THAT
                      SHAREHOLDERS CAN UNDERSTAND HOW MORGAN STANLEY'S CONTROL
                      PREMIUM AND PRECEDENT TRANSACTION ANALYSES APPLY TO THE
                      PUT OPTION, EXPLAIN HOW MORGAN STANLEY INTERPRETED WHAT
                      DATE WOULD BE USED AS THE MOST RECENT UNAFFECTED PUBLIC
                      MARKET STOCK PRICE.

      RESPONSE The Proxy Statement has been revised in response to the Comment. See page 53.

                                      * * *

                  If you have any questions regarding the foregoing, please call either the undersigned at 212-403-1225 or Steven A. Rosenblum at 212-403-1221.

                                         Very truly yours,



                                         Stephanie J. Seligman

                    AGREEMENT SPECIFYING OBLIGATIONS OF, AND
                   LIMITING LIABILITY AND RECOURSE TO, NEXTEL

         This AGREEMENT SPECIFYING OBLIGATIONS OF, AND LIMITING LIABILITY AND RECOURSE TO NEXTEL (this "AGREEMENT"), dated as of January 29, 1999, is by and among Nextel Communications, Inc., a Delaware corporation ("NEXTEL"), Nextel Partners, Inc., a Delaware corporation (the "COMPANY"), and Nextel Partners Operating Corp., a Delaware corporation ("OPCO").

                                    RECITALS

         A. Nextel, through its subsidiaries, operates digital networks for wireless communications services utilizing the integrated Dispatch Enhanced Network ("IDEN") technology developed by Motorola, Inc. ("MOTOROLA") in various markets throughout the United States. Nextel desires to enhance its ability to provide its customers with greater geographic coverage that is consistent with its existing service, operations, and objectives, through the medium of a contractual joint venture with the Company (the "JOINT VENTURE").

         B. Nextel, through its subsidiary, Nextel WIP Corp., a Delaware corporation ("NWIP"), has agreed to provide certain assets and rights to the Company and its wholly-owned subsidiary, Opco, and certain other investors have agreed to capitalize the Company, to enable the Company and Opco to construct and operate a digital mobile network using Motorola's iDEN technology to offer and provide wireless telecommunications services to customers in areas of the United States that would otherwise remain without such iDEN-based services for the foreseeable future.

         C. As a condition to providing NWIP with the frequencies and other rights necessary to make its contribution to the Company, and as a condition to providing NWIP with the rights to enable it to enter into the agreements with the Company that will integrate the Company's network with the Nextel digital mobile network for wireless telecommunications services using Motorola's iDEN technology, Nextel requires that the Company and those investing in the Company recognize and agree to a limit on the maximum, aggregate potential liability of Nextel and all of its controlled affiliates, other than NWIP (Nextel and its controlled affiliates, whether now existing or hereafter created or acquired, other than NWIP and the Applicable Entity, if any, the "NEXTEL GROUP"), that arise, result from or are in any way connected with, the organization, financing, operation of, provision of goods or services to or by the Company, or other matters as provided for or contemplated in any of the Transaction Documents (defined below) or any other arrangement or relationship, contractual or otherwise, as amended and in effect from time to time, among or involving the Company, NWIP or any member of the Nextel Group.

                                    AGREEMENT

         NOW, THEREFORE, to induce Nextel to make available to NWIP the frequencies and other rights to enable NWIP to participate in the organization, capitalization, ongoing operation of the Company and Opco, and other matters contemplated by the Transaction Documents, and to induce the Company to enter into the Transaction Documents, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Nextel (on behalf of itself and the other members of the Nextel Group) and the Company and Opco (each on its own behalf, and on behalf of its controlled affiliates) agree:

           1. NEXTEL GROUP TO GIVE NWIP RIGHTS TO PERFORM, ETC.

              (a) On the terms and subject to the limitations and conditions set forth in this Agreement, Nextel shall or shall cause the other members of the Nextel Group to:

                  (i) provide NWIP with the necessary frequencies and rights to enable NWIP to perform such obligations as it is required to perform under the documents that are identified on Exhibit A (each, as amended and in effect from time to time, and, collectively, the "TRANSACTION DOCUMENTS"); and

                  (ii) take whatever action is reasonable and necessary to cause NWIP to perform its obligations under the Transaction Documents.

              (b) Notwithstanding anything else set forth in this Agreement, Nextel acknowledges that, subject to the limitations set forth in Sections 4 and 5, the Company and its controlled affiliates have the right to recover from Nextel for any liability owed to the Company, Opco or their controlled affiliates by NWIP or any member of the Nextel Group for the failure of NWIP or such member of the Nextel Group to perform any obligations it may have under the Transaction Documents.

              (c) Without limiting Nextel's own obligations under Section 2, the parties hereto agree that neither Nextel nor any other member of the Nextel Group shall have any obligations to advance or otherwise contribute any funds to NWIP to enable NWIP to perform its obligations under any of the Transaction Documents, nor to expend any funds (or incur any liability) to finance or assist in the financing of such obligations of NWIP.

           2. ADDITIONAL NEXTEL OBLIGATIONS. Without regard to the limitations of Sections 4 and 5, until the closing of a Section 3.08 Sale (as defined in the Shareholders Agreement) and, as to the obligations referenced in Subsections
(a), (b), and (c) below, in those circumstances where Section 4.01(j) of the Shareholder's Agreement would be applicable:

              (a) (i) Nextel will register "Nextel Securities" pursuant to, and each of the Company and Nextel will otherwise comply with, the provisions relating to registration of "Nextel Securities" as contemplated by, Section 6.13 of the Shareholders' Agreement identified on Exhibit A (but this clause (i) does not extend to "Nextel Shares" under Section 7.05 of the Shareholders' Agreement); and (ii) if NWIP elects to deliver "Nextel Shares" as contemplated by Section 7.05 of the Shareholders' Agreement, comply with Section 7.05(d) of the Shareholders Agreement.

              (b) If NWIP is required under the Shareholders' Agreement, the Joint Venture Agreement or the Restated Certificate of Incorporation of the Company to acquire the equity interests of other stockholders of the Company, Nextel will, or will cause NWIP to, perform those obligations without regard to the limitations of Sections 4 and 5 (PROVIDED, HOWEVER Nextel may satisfy those obligations by delivering freely tradeable "Nextel Shares" as provided in the

Shareholders' Agreement, Joint Venture Agreement or Restated Certificate of Incorporation, as the case may be). Nextel agrees that those of the shareholders of the Company who are signatory parties to the Shareholders' Agreement and the Custodial Agreement from time to time are third party beneficiaries of Nextel's obligations under this Section 2(b).

              (c) The obligations of Nextel hereunder will continue to be effective (or shall be reinstated), subject to the terms, conditions and limitations set forth herein, if at any time the obligations of NWIP under the Transaction Documents, including, without limitation, the obligation to acquire the equity interests of the Company, are stayed, rescinded or otherwise discharged as a result of the bankruptcy, insolvency or reorganization of NWIP. Furthermore, for purposes of this Agreement, including Nextel's agreement in
Section 1(b), Nextel's own obligations, and the rights of the Company and its controlled affiliates to recover from Nextel for obligations and liabilities owed by NWIP, as the case may be, shall not be suspended or otherwise diminished by the bankruptcy, insolvency or reorganization of NWIP or any other circumstances relating to NWIP that could purport to render such obligations or liabilities unenforceable against NWIP (such as, the fact that such obligation or liability is asserted to be ultra vires on NWIP's part), PROVIDED, HOWEVER, it is expressly agreed that circumstances relating to the nature of the obligation or liability rather than to NWIP (such as, non-performance by another party entitling NWIP or Nextel not to perform its obligations) shall continue to be applicable in determining the existence and scope of such obligation or liability.

              (d) Nextel will:

                  (i) own, directly or indirectly, free and clear of any lien, pledge, encumbrance, charge or other security interest or right of others therein (except such as may exist under or be granted pursuant to any of the Transaction Documents), all the outstanding capital stock of NWIP or such entity that owns the equity interests of the Company originally held by NWIP (NWIP or such entity being referred to herein as the "APPLICABLE ENTITY");

                  (ii) cause NWIP or such other Applicable Entity not to (except, in each case, as contemplated by or permitted pursuant to the Transaction Documents) (A) pledge or otherwise encumber its assets for the benefit of Nextel or any other person, (B) establish a subsidiary of NWIP or an Applicable Entity (other than License Co. (as defined in the Shareholders Agreement)), or commingle its assets with those of Nextel or any other person,
                         (C) assume or guarantee the liabilities or obligations of Nextel or any other person, (D) acquire obligations or securities of, or make loans or advances to, Nextel or any of its other affiliates, (E) incur any indebtedness, liabilities or obligations other than obligations to the Company and its affiliates under the Transaction Documents and obligations to Nextel and other members of the Nextel Group pursuant to the agreements identified in subparagraph (F)(2) below, or pursuant to any agreements referred to in subparagraph
                         (F)(3) below, or (F) enter into any agreement, arrangement or transaction with any affiliate other than (1) the Transaction Documents and the transactions required thereunder and (2) an agreement with members of the Nextel Group in the form attached as Exhibit B hereto (the "NWIP RIGHTS AGREEMENT"), an agreement with members of the Nextel Group in the form of Exhibit C hereto (the "ALLTA"), and an agreement with Nextel in the form of Exhibit D hereto (the "TRADEMARK RIGHTS AGREEMENT") and (3) any other agreement between NWIP and Nextel and/or its affiliates that is consented to by the Company; and

                  (iii)  cause NWIP or such other Applicable Entity not to
                         (A) conduct any business other than exercising its rights and performing its obligations under the Transaction Documents and activities incidental thereto or (B) own or have any interest in any properties or assets other than (1) capital stock, debt or other securities of the Company or any of its subsidiaries and (2) the assets and rights assigned to NWIP under the NWIP Rights Agreement and (3) any assets and rights held or acquired by, or granted to NWIP or such Applicable Entity under any Transaction Documents or other agreement between the Company and/or any of its subsidiaries and NWIP or such Applicable Entity.

           3. SPECIFIC PERFORMANCE AND OTHER EQUITABLE RELIEF.

              (a) The rights and obligations of the parties enumerated in
Section 1(a)(i) and (ii), and Section 2 are so unique and fundamental to their bargain that, in the event of non-performance, it is agreed that the appropriate remedy is injunctive or other equitable relief. With respect to these obligations, the parties agree that damages alone are an inadequate remedy, because not all damages will be ascertainable with any reasonable degree of certainty, and because the essence of the parties' bargain is for performance of these obligations. With respect to these obligations, the complex interrelationship of the elements of the Joint Venture is such that only performance (coupled with such other relief, including, without limitation, money damages, as any court, arbitration panel, or other appropriate tribunal may deem appropriate) can restore the benefit of the bargain to the non-breaching party. The parties stipulate that, in the event of a dispute over
Section 1(a)(i) and (ii) or Section 2, neither party will urge, argue or claim that damages alone are an adequate remedy or should be the preferred remedy if the tribunal should determine that non-performance has occurred.

              (b) Where the non-breaching party cannot be fully restored to the position it would have enjoyed in the event of timely performance of the obligation to which an order of specific performance relates without additional relief, including (subject to the other provisions of this Agreement) monetary compensation, this subsection shall not preclude the award of such supplemental relief in addition to (but, in any event, not in lieu of) specific performance.

              (c) This Section is not intended to limit judicial or arbitrator discretion in ordering specific performance with respect to other obligations of the parties where such a remedy is determined by the tribunal to be appropriate in the circumstances.

           4. LIMITED MONETARY RECOURSE AGAINST NEXTEL.

              (a) The maximum cumulative, aggregate monetary liability of Nextel and any other members of the Nextel Group for any and all actual or alleged claims or causes of action that arise, result from or are in any way connected with the organization, financing, operation of, provision of goods or services to or by the Company or Opco or their controlled affiliates, or other matters provided for or contemplated in any of the Transaction Documents or any other arrangement or relationship, contractual or otherwise, as amended and in effect from time to time, among or involving the Company, Opco or their controlled affiliates and NWIP or any member of the Nextel Group, whether brought by the Company or Opco, or any of their controlled affiliates or by others derivatively or otherwise on behalf of any of them, is limited as provided in Section 4(b).

              (b) Except as provided in Section 2 and except with respect to obligations arising out of an event described in clauses (i) through (vi) below, recourse for money damages against Nextel and the other members of the Nextel Group for any and all actual or alleged claims or causes of action that arise, result from or are in any way connected with the organization, financing, operation of, provision of goods or services to or by the Company, Opco, or any of their controlled affiliates, or other matters provided for or contemplated in any of the Transaction Documents or any other arrangement or relationship, contractual or otherwise, as amended and in effect from time to time, among or involving the Company, Opco, or any of their controlled affiliates, and NWIP or any member of the Nextel Group, whether brought by the Company, Opco, or any of their controlled affiliates or by others derivatively or otherwise on behalf of any of them (including, without limitation, actual or alleged claims that may be based on, arise or result from, or are in any way connected with, any actual or alleged failure by NWIP to perform its obligations under any of the Transaction Documents due in whole or in part to NWIP's lack of, or inability to access, sufficient funds or financing), is limited to a cumulative, aggregate maximum of $200 million. Such $200 million will be reduced, dollar for dollar, by the cumulative, aggregate amount that Nextel and the other members of the Nextel Group have advanced, expended or otherwise provided to or for the benefit of NWIP on or after May 2, 1998, to enable NWIP to perform its obligations under any of the Transaction Documents (each a "SECTION 4 CONTRIBUTION"), except that Nextel and the other members of the Nextel Group will not be deemed to have made a Section 4 Contribution to the extent that Nextel or another member of the Nextel Group (i) makes a contribution to the Company on the date hereof or at any subsequent time in exchange for equity securities of the Company; (ii) receives from the Company or its controlled affiliates goods, services, assets or other consideration that have a value not less than the amount paid to or otherwise transferred by Nextel or the other members of the Nextel Group to the Company or such controlled affiliates or for which Nextel or another member of the Nextel Group pays the consideration specified therefor in the Transaction Documents; (iii) receives consideration from the Company or its controlled affiliates in exchange for the provision of goods, services, assets or other consideration, that is not less than the cost to Nextel or another member of the Nextel Group of providing such goods, services, assets or other consideration or that is otherwise in the amount specified therefor in the Transaction Documents;
(iv) pays damages up to net amounts due for services received by NWIP or by a member of the Nextel Group from Opco under the Switch Sharing Agreement or the Roaming Agreement (each as identified on Exhibit A, and as amended and in effect from time to time); (v) provides equipment, resources or subsidy payments pursuant to Section 7.03 or Section 7.04 of the

Shareholders' Agreement; (vi) pays amounts under Section 4.18 of the Joint Venture Agreement; or pays monetary damages, if any, for a breach of the obligation by NWIP or a member of the Nextel Group to deliver frequencies when required under Section 4.1D of the Joint Venture Agreement.

              (c) The parties acknowledge that, assuming the Transaction Documents are consummated in accordance with their respective terms and conditions, Nextel and the other members of the Nextel Group have not made any
Section 4 Contributions as of the date hereof. Nextel or NWIP may submit a report from time to time as it deems appropriate or advisable, and, in any event, will submit a report annually, or after such time that the Nextel Group believes it has made Section 4 Contributions exceeding $20 million in any calendar year, each of which reports will set forth a reasonably itemized list of all Section 4 Contributions made in the period from (i) the date hereof through the date immediately preceding such report (in the case of the first such report) and (ii) the cut-off date for the most recently submitted report through a date immediately preceding such report (in the case of each subsequent report).

              (d) Nothing in this Agreement shall in any manner limit, restrict or otherwise affect the Company's ability to make direct claims against and recover monetary damages or other equitable relief directly from NWIP in accordance with the standards and procedures set forth in the Joint Venture Agreement.

           5. DISPUTE RESOLUTION. Any dispute between the parties arising out of or in connection with this Agreement will be resolved under the dispute resolution procedures set forth in the Joint Venture Agreement.

           6. SUBSEQUENT REIMBURSEMENT OF THE NEXTEL GROUP. If, at any time and for any reason, the Company, Opco, or any of their controlled affiliates recovers from NWIP, any insurer or any other person, reimbursement or payment in any amount relating to any alleged or actual claim or cause of action for which the Company, Opco, or any of their controlled affiliates has already received payment from any member of the Nextel Group, the Company or Opco will immediately pay to Nextel an amount equal to such duplicate payment received with respect to such claim or cause of action, and the amount of any such payment made to Nextel will then reduce the aggregate Section 4 Contribution under Section 4 unless such payment is of a type specified in clauses (i) through (vi) of Section 4(b).

           7. NEXTEL REPRESENTATIONS. Nextel represents and warrants to the Company that:

              (a) Nextel is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate powers required to carry on its business as now conducted.

              (b) The execution and delivery by Nextel of this Agreement and the NWIP Rights Agreement and the performance by Nextel of its obligations hereunder and thereunder are within the corporate powers of Nextel and have been duly authorized by all necessary action on the part of Nextel. This Agreement and the NWIP Rights Agreement, when executed, will constitute a valid and binding agreement of Nextel, enforceable in accordance with its respective terms, except
(i) as limited by the applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

              (c) The execution and delivery by Nextel of this Agreement and the NWIP Rights Agreement and the performance by Nextel of its obligations hereunder and thereunder require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official, except as contemplated by the Subscription Agreement.

              (d) The execution and delivery by Nextel of this Agreement and the NWIP Rights Agreement and the performance by Nextel of its obligations hereunder and thereunder do not and will not (i) violate the organizational documents of Nextel, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any person under, constitute a default under (with due notice or lapse of time or both), or give rise to any right of termination, cancellation or acceleration of any right or obligation of Nextel, any other member of the Nextel Group or NWIP, or to a loss of any material benefit to which Nextel, any other member of the Nextel Group or NWIP is entitled under any provision of any agreement or other instrument binding upon Nextel, any other member of the Nextel Group or NWIP or any of its assets or properties, to the extent that any of the foregoing would have a material adverse effect on Nextel or would prevent or otherwise render Nextel unable to perform its obligations hereunder or thereunder or (iv) result in the creation or imposition of any material lien on any property or asset of Nextel, any other member of the Nextel Group, or NWIP to the extent that any of the foregoing would have a material adverse effect on Nextel or would prevent or otherwise render Nextel unable to perform its obligations hereunder or thereunder.

           8. GENERAL.

              (a) This Agreement (i) is to be governed by, and construed under the laws of the State of New York, without giving effect to its principles of conflicts of laws, (ii) is binding upon the parties and their successors and permitted assigns, (iii) contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between the parties with respect to such subject matter, and (iv) can only be amended by a writing executed by the parties.

              (b) Whenever possible, each provision of this Agreement is to be interpreted to be effective and valid under applicable law, but if any provision of this Agreement is invalid under applicable law, that provision is ineffective to the extent of that invalidity, without invalidating the remainder of that provision or the remaining provisions of this Agreement.

              (c) The section and other headings in this Agreement are for convenience only and do not define or limit any of its terms or affect the meaning or interpretation of this Agreement.

              (d) Neither the termination nor expiration of any of the Transaction Documents or any other arrangements or relationships, contractual or otherwise, as amended and in effect from time to time, among or involving the Company, Opco, or any of their controlled affiliates, and NWIP or any member of the Nextel Group will have any effect on this Agreement, which will remain in full force and effect following any such event.

              (e) Under no circumstances may any party hereto assign or delegate all or any of its rights or obligations under this Agreement, except that the Company and Opco may collaterally assign their rights and interest in this Agreement to senior lenders to the Company or Opco that have granted to members of the Nextel Group the rights described in Section 4.13 of the Joint Venture Agreement (or other rights as Nextel may agree).

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers, as of the day and year first above written.

                          NEXTEL COMMUNICATIONS, INC.



                          By:    /s/ Thomas J. Sidman
                                 -----------------------------------------------
                                 Name:     Thomas J. Sidman
                                 Title:    Vice President


                          NEXTEL PARTNERS, INC.



                          By:    /s/ John Chapple
                                 -----------------------------------------------
                                 Name:     John Chapple
                                 Title:    President and Chief Executive Officer


                          NEXTEL PARTNERS OPERATING CORP.



                          By:    /s/ John Chapple
                                 -----------------------------------------------
                                 Name:     John Chapple
                                 Title:    President and Chief Executive Officer